Newton Davis

Direct Phone:	(617) 951-8383
Direct Fax:	(617) 951-8736

newton.davis@bingham.com

April 6, 2007

Via Edgar

Nicholas P. Panos, Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	International Electronics, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed by Rokonet Industries, U.S.A., Inc. on March 20, 2007

SEC File No. 0110-16305

Dear Mr. Panos:

On behalf of our client, Risco Ltd., a limited liability company organized under the laws of Israel (“Risco”), and its wholly-owned subsidiary, Rokonet Industries, U.S.A., Inc., a New York corporation (the “Purchaser”), submitted herewith please find Amendment No. 1 to the Preliminary Proxy Statement, File No. 0110-16305 (as amended, the “Preliminary Proxy Statement”). The Preliminary Proxy Statement has been revised to respond to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in your letter dated March 30, 2007 (the “Comment Letter”). In addition, the Preliminary Proxy Statement has been revised to update generally the disclosure provided therein.

For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the response of the Purchaser. Page numbers in each response refer to page numbers of the Preliminary Proxy Statement as submitted on the date of this letter.

Schedule 14A

General

1.	The cover page implies that only Rokonet is responsible for filing the proxy statement. Please revise the cover page to remove the implication that Risco is not similarly responsible for filing the proxy statement, or advise.

Response: In response to the Staff’s comment, the Purchaser has revised the cover page to indicate that both RISCO Ltd. and Rokonet Industries, U.S.A., Inc. are responsible for filing the Preliminary Proxy Statement and the Preliminary Proxy Statement has been revised accordingly.

Nicholas P. Panos, Special Counsel

April 6, 2007

2.	The proxy statement should be amended to affirmatively indicate the time of day during which the meeting will be held.

Response: In response to the Staff’s comments, the Purchaser has affirmatively indicated the time of day during which the meeting will be held in the Preliminary Proxy Statement. We note that under applicable Massachusetts law, shareholders must be given at least twenty (20) days notice of this meeting. Thus, the date of the meeting and the approximate date the dual proxy statements will be circulated depends in part on the Staff’s completion of its review.

3.	The proxy statement should be updated to reflect the approximate date on which the proxy statement and form of proxy are expected to be first sent to security holders.

Response: In response to the Staff’s comments, the Purchaser has indicated the date on which the proxy statement and form of proxy are expected to be first sent to security holders in the Preliminary Proxy Statement. Please also see our response to Comment 2 above.

4.	The proxy statement should be updated to reflect the record date.

Response: In response to the Staff’s comments, the Purchaser has updated the Preliminary Proxy Statement to reflect the record date for the Special Meeting.

5.	Advise us, with a review toward revised disclosure, how the proxy statement complies with the requirements of Rule 14a-5(e)(1). At present, it does not appear the proxy statement discloses the deadline for submitting shareholder proposals for inclusion in International’s proxy statement or the date after which notice of a shareholder proposal submitted outside the processes of Rule 14a-8 will be considered untimely.

Response: In response to the Staff’s comments, the Purchaser has included information regarding the deadline for submitting shareholder proposal’s for inclusion in IEI’s proxy statement and the date after which notice of a shareholder proposal will be considered untimely.

6.	Revise to include Risco as a participant with corresponding disclosures, or advise. See items 4 and 5 of Schedule 14A.

Response: In response to the Staff’s comment, the Purchaser has revised the Preliminary Proxy Statement to indicate that Risco is a participant offering.

Nicholas P. Panos, Special Counsel

April 6, 2007

Broker Non-Votes

7.	Revise to indicate, if true, that security holders must deliver specific instructions to brokers as of a date certain in order to have their shares voted.

Response: In response to the Staff’s comments, the Purchaser has revised the Preliminary Proxy Statement to indicate that security holders must deliver specific instructions to their brokers prior to the date of the Special Meeting in order to have their shares voted at the Special Meeting.

Background of the Solicitation

8.	We note the statements that, “Most of the conditions to RISCO’s offer are a direct result of management’s refusal to negotiate. Management could eliminate the most significant conditions by engaging in discussions with RISCO and supporting its offer, including the conditions related to the Massachusetts Control Share Acquisition Statute and the Massachusetts Business Combination Statute.” Notwithstanding the fact these statements have been reprinted, please revise or qualify these statements to (1) quantify the number of conditions that exist due to the absence of negotiations and (2) remove the implication that the management of International Electronics has the authority to remove the bidders’ tender offer conditions.

Response: In response to the Staff’s comment, the Purchaser has revised the section entitled “Background of the Solicitation” of the Preliminary Proxy Statement to discuss the conditions the Purchaser believes would not exist if Management were to engage in negotiations with RISCO, and to remove the implication that Management has the authority to remove the bidder’s tender offer conditions.

The Offer

9.	The proxy statement does not quantify the anticipated or foreseeable financial synergies of the combined company’s ability to produce, market, and distribute integrated security solutions. This information appears to have not been included despite GSA’s decision to award IEI with a five-year contract for electronic access control solutions. Please revise or advise. See Item 5(a)(2) of Schedule 14A.

Response: In response to the Staff’s comments, the Company has included a statement in the section entitled “The Offer” of the Preliminary Proxy Statement regarding RISCO’s intention to expand and grow its business in the United States through IEI if the tender offer is consummated, and RISCO’s intent to take advantage of the possible synergies between IEI and RISCO. The Purchaser has also included disclosure regarding the GSA contract in the Preliminary Proxy Statement. At this time, because of uncertainties inherent to determining synergies, Risco and Purchaser are unable to provide “quantifiable” disclosure regarding the synergies.

Nicholas P. Panos, Special Counsel

April 6, 2007

Other Information

10.	It appears the proxy statement should be updated to include the information required by Item 403 of Regulation S-K regarding beneficial and managerial ownership of IEI’s securities that, without cooperation from IEI, could be obtained from public records filed on EDGAR. See Item 6(d) of Schedule 14A.

Response: In response to the Staff’s comments, the Purchaser has included the information required by Item 403 of Regulation S-K, with qualifying language that such information is based on public records.

* * * *

Nicholas P. Panos, Special Counsel

April 6, 2007

Should you wish to discuss the enclosed materials at any time, please do not hesitate to contact the undersigned at (617) 951-8383.

Respectfully submitted,

/s/ J.Q. Newton Davis
J.Q. Newton Davis, Esq.

cc:	Moshe Alkelai, Risco Ltd.
John	R. Utzschneider, Esq., Bingham McCutchen LLP